Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides strong long-term production profile

Company expects to produce an average of 2.5 million gold equivalent ounces per year from 2020 – 2029

 (This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located at the end of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, October 20, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) today announced that it expects to produce an average of approximately 2.5 million gold equivalent ounces (Au eq. oz.)1 per year from 2020 – 2029 driven primarily by promising organic opportunities across its global portfolio.

The Company previously announced on September 17, 2020 that it expects to increase production by 20% from 2021 – 2023, with estimated production (+/- 5%)1 of 2.4 million Au eq. oz. in 2021, 2.7 million Au eq. oz. in 2022, and 2.9 million Au eq. oz. in 2023. Kinross also anticipates an overall downward trend in cost of sales per ounce sold over its three-year growth profile.

Today, Kinross will host an operations update and production outlook presentation and question and answer period from 10:00 a.m. – 12:00 p.m. ET to discuss the details of the Company’s 2021 – 2023 guidance. The Company will also provide an overview of the production, exploration and mine life extension opportunities that underpin its production outlook to 2029, and details on additional opportunities in its portfolio that could further strengthen its long-term production outlook.

CEO commentary:

J. Paul Rollinson, President and CEO, commented on Kinross’ long-term production outlook.

“Our growing production profile and declining cost trend over the next three years are expected to drive strong free cash flow performance, placing Kinross in an excellent position to generate substantial value for our shareholders. Furthermore, our positive long-term production outlook, with estimated average annual production of 2.5 million Au eq. oz. to 2029, provides a solid foundation to continue building value into the future.

“Kinross has a diverse global portfolio with top-tier assets that have long mine lives complemented by a large mineral reserve and resource base. The reinvestments in our portfolio, continuous improvement initiatives and exploration programs have enabled us to add lower cost and lower risk projects that leverage existing infrastructure and enhance our long-term production profile. Our strong production profile, combined with our robust financial position and recently reinstated quarterly dividend, point to an exciting future for our Company.”

2021 – 2023 outlook

Kinross’ growing production outlook from 2021 – 2023 is based on expected additional ounces from:

•	higher planned production at Kupol and planned life of mine extension at Chirano, both derived from successful exploration programs;
•	expected enhancements to the Fort Knox mine plan, including accelerating production at the Gilmore project to bring ounces forward and mining the Gil satellite deposit;
•	continued outperformance at Paracatu through expected improvements in throughput, more ounces from the tailings reprocessing and accelerated mining of the western area of the pit, and;
•	higher anticipated production from the north area of Bald Mountain.

1 Production figures are based on Kinross’ 90% share of Chirano and 70% of Peak production.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Strong long-term production profile

Kinross’ strong long-term production profile is based on long-life assets that anchor the Company’s global portfolio, along with numerous growth projects in all operating regions. These growth projects, which range from scoping through feasibility study level of confidence, include:

•	Udinsk, the first deposit expected to be developed on the Chulbatkan license in Russia;
•	the recently acquired Peak project in Alaska;
•	the Phase S extension at Round Mountain in Nevada, and;
•	the Lobo-Marte project in Chile;

The Company is also studying further organic development and exploration opportunities given its attractive pipeline of projects and flexibility of its portfolio in a favourable gold price environment.

Call-in details for today’s presentation at 10:00 a.m. ET

Canada & US toll-free – +1 (833) 968-2237; Passcode: 7245896

Outside of Canada & US – +1 (825) 312-2059; Passcode: 7245896

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 7245896

Outside of Canada & US – +1 (416) 621-4642; Passcode: 7245896

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will also be archived on www.kinross.com.

Today’s presentation is available here: https://www.kinross.com/operations-update-strong-long-term-production-profile

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “CEO commentary”, “2021 – 2023 Outlook”, “Strong long-term production profile” and “Company remains on track to meet 2020 guidance” and include, without limitation, statements with respect to: our guidance for production, production costs of sales, cash flow, free cash flow and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “estimate”, “expect”, “growth projects”, “on track”, “opportunity”, “outlook”, “plan”, “promising”, “prospect”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects, including Kupol and Chirano; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Peak feasibility studies; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company including the accuracy and reliability of the pre-acquisition mineral resource estimates of the Peak project and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the ongoing industry-wide audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania in accordance with, and on the timeline contemplated by, the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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